FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 28 February, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and balance sheet management

Risk principles	141
Capital management	152
Liquidity, funding and related risks	164
Credit risk	180
Market risk	235
Country risk	243

Risk and balance sheet management (continued)

Risk principles
Presentation of information	142
General overview	142
Top and emerging risk scenarios	146

Risk and balance sheet management (continued)

Risk principles
Presentation of information
In the balance sheet, all assets of disposal groups are presented as a single line. In the risk and balance sheet management section, balances and exposures relating to disposal groups are included within risk measures for all periods presented.

General overview
The following table defines the main risk types faced by the Group and presents a summary of the key developments for each risk during 2012.

Risk type	Definition	2012 summary
Capital adequacy risk	The risk that the Group has insufficient capital.
Core Tier 1 ratio was 10.3%, a sixty basis point improvement on 2011 (excluding the effect of APS). This largely reflected a reduction in the risk profile with risk-weighted assets (RWAs) down by nearly 10%, principally in Non-Core due to disposals and run-off and in Markets.

Refer to pages 152 to 163.

Liquidity and funding risk	The risk that the Group is unable to meet its financial liabilities as they fall due.
The Group met or exceeded its medium term strategic funding and liquidity targets by 2012 year end. This included a loan:deposit ratio of 100%, short-term wholesale funding (STWF) of £42 billion, representing 5% of funded assets (target: less than 10%) and a £147 billion liquidity portfolio which covered STWF 3.5 times (target: greater than 1.5 times STWF).

Refer to pages 164 to 179.

Credit risk (including counterparty credit risk)	The risk that the Group will incur losses owing to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts.
During 2012, loan impairment charges were 28% lower than in 2011 despite continuing challenges in Ulster Bank Group (Core and Non-Core) and commercial real estate portfolios. Credit risk associated with legacy exposures continued to be reduced, with a further 34% decline in Non-Core credit RWAs during the year. The Group also continued to make progress in reducing key credit concentration risks, with exposure to commercial real estate declining 16% during 2012.

Refer to pages 180 to 234.

Risk and balance sheet management (continued)

Risk principles: General overview (continued)

Risk type	Definition	2012 summary
Market risk	The risk arising from fluctuations in interest rates, foreign currency, credit spreads, equity prices, commodity prices and risk related factors such as market volatilities.
During 2012, the Group continued to reduce its risk exposures; market risk limits were lowered accordingly. Average trading VaR was £97 million, 8% lower than 2011, largely reflecting asset sales in Non-Core and decreases in ABS trading inventory in Markets.

Refer to pages 235 to 242.

Country risk	The risk of material losses arising from significant country-specific events.
In the context of several sovereign downgrades, the Group has made continued progress in managing down its sovereign exposures. Having recognised an impairment on its holding of Greek government bonds in 2011, the Group participated in the restructuring of Greek sovereign debt in Q1 2012 and no longer holds Greek government bonds. During 2012, the Group brought nearly all advanced countries under country limit control and further restricted its country risk appetite. Balance sheet exposures to periphery eurozone countries decreased by 13% or £9 billion to £59 billion, with £20 billion outside of Ireland. Funding mismatches in Ireland and Spain reduced to approximately £9 billion and £4 billion, respectively. Mismatches in other periphery eurozone countries were modest or in surplus with £20 billion outside of Ireland.

Refer to pages 243 to 289.

Insurance risk	The risk of financial loss through fluctuations in the timing, frequency and/or severity of insured events, relative to the expectations at the time of underwriting.
The Group's insurance risk resides principally in its majority owned subsidiary, Direct Line Group (DLG), which is listed on the London Stock Exchange. DLG ensures that it prices its policies and invests its resources appropriately to minimise the risk of potential loss. The risks are mitigated by agreeing policies and minimum standards that are regularly reviewed. The controls are supplemented by reviews by external experts.

Risk and balance sheet management (continued)

Risk principles: General overview (continued)

Risk type	Definition	2012 summary
Operational risk	The risk of loss resulting from inadequate or failed processes, people, systems or from external events.
During 2012, the Group continued to make good progress in enhancing its operational risk framework and risk management capabilities. Key areas of focus have included: embedding risk assessments; increasing the coverage of the scenario analysis portfolio; and improving statistical capital modelling capabilities.

The level of operational risk remains high due to the scale of change occurring across the Group (both structural and regulatory), macroeconomic stresses (e.g. eurozone distress) and other external threats such as e-crime. In June 2012 the Group was affected by a technology incident as a result of which the processing of certain customers accounts and payments were subject to considerable delay.

Regulatory risk	The risk arising from non-compliance with regulatory requirements, regulatory change or regulator expectations.
During 2012, the Group, along with the rest of the banking industry, continued to experience unprecedented levels of prospective changes to laws and regulations from national and supranational regulators. Particular areas of focus were: conduct regulation; prudential regulation (capital, liquidity, governance and risk management); treatment of systemically important entities (systemic capital surcharges and recovery and resolution planning); and structural reforms, with the UK's Independent Commission on Banking proposals, the European Union's Liikanen Group recommendations and the Dodd-Frank/Volcker Rule agenda in the US.

Risk and balance sheet management (continued)

Risk principles: General overview (continued)

Risk type	Definition	2012 summary
Conduct risk	The risk that the conduct of the Group and its staff towards its customers, or within the markets in which it operates, leads to reputational damage and/or financial loss.
A management framework has been developed to enable the consistent identification, assessment and mitigation of conduct risks. Embedding of this framework started during 2012 and is continuing in 2013.

Grouped under four pillars (employee conduct, corporate conduct, market conduct and conduct towards the Group's customers), each conduct risk policy is designed to ensure the Group meets its obligations and expectations.

Awareness initiatives and targeted conduct risk training for each policy aligned to the phased policy rollout, have been developed and are being delivered to help embed understanding and to provide clarity. These actions are designed to facilitate effective conduct risk management, and address shortcomings identified through recent instances of inappropriate conduct.

Reputational risk	The risk of brand damage and/or financial loss due to the failure to meet stakeholders' expectations of the Group.	In 2012, the Group strengthened the alignment of reputational risk management with its strategic objective of serving customers well and with the management of a range of risk types that have a reputational sensitivity. There are still legacy reputational issues to work through, but dealing with them in an open and direct manner is a prerequisite to rebuilding a strong reputation for the Group.
Business risk	The risk of losses as a result of adverse variance in the Group's revenues and/or costs relative to its business plan and strategy.
During 2012, the Group continued to de-risk its balance sheet and to shrink its more volatile Markets business. The Group has further enhanced its scenario modelling to better understand potential threats to earnings and to develop appropriate contingency plans.

Pension risk
The risk arising from the Group's contractual liabilities to or with respect to its defined benefit pension schemes, as well as the risk that it will have to make additional contributions to such schemes.
In 2012, the Group focused on enhancing its pension risk management and modelling systems and implementing a Group pension risk policy standard.

Risk and balance sheet management (continued)

Risk principles (continued)

Top and emerging risk scenarios
Although management is concerned with a range of risk scenarios, a relatively small number attracted particular attention from senior management during the past year. These can be grouped into three broad categories:

●	Macro-economic risks.

●	Regulatory and legal risks.

●	Risks related to the Group's operations.

Descriptions of top and emerging risks are provided below:

Macroeconomics risks

(i) Increased defaults in sectors to which the Group has concentrated exposure, particularly commercial real estate
The Group has concentrated lending exposure to several sectors, most notably commercial real estate, giving rise to the risk of losses and reputational damage from unexpectedly high defaults. Another sector to which the Group has concentrated lending exposure is shipping. Several of the Group's businesses are exposed to these sectors, principally Non-Core, Ulster Bank and UK Corporate.

Impact on the Group
●
If borrowers are unable to refinance existing debt, they may default. Further, if the value of collateral they have provided continues to decline, the resulting impairments may be larger than expected. In addition, as other lenders seek to sell assets, the Group may find it more difficult to meet its own targets for a reduction in its exposure to certain sectors.

Mitigants
●
The Group is mitigating its risks by monitoring exposures carefully and achieving reductions through a combination of repayments, roll-offs and asset sales whenever possible. In addition, it has placed limits on the origination of new business of this type.

(ii) The risk of a eurozone event
Europe was of concern throughout the year owing to a combination of slow growth in major economies and negative growth in peripheral countries labouring under high public debt burdens. As a result, several risks might materialise, including the default of one or more eurozone sovereigns, the exit from the eurozone of one or more member countries or the redenomination of the currency of a eurozone country followed by the devaluation of that country's currency. Although the Group's direct exposure to most peripheral eurozone countries is modest, it has material exposure to Ireland through its ownership of Ulster Bank. In addition, it has material exposure to core eurozone countries such as Germany, the Netherlands, France and, to a lesser extent, Italy. Details of the Group's eurozone exposures appear on page 250. All divisions are affected by this risk.

Risk and balance sheet management (continued)

Risk principles (continued)

Top and emerging risk scenarios (continued)

Impact on the Group
●
If a peripheral eurozone sovereign defaults on its debt, the Group could experience unexpected impairments, either as a result of its exposure to the sovereign or as a result of its exposure to financial institutions or corporations located in that country.

●
If one or more sovereigns exit the eurozone, credit ratings for eurozone borrowers more broadly may be downgraded, resulting in increases in credit spreads and decreases in security values, giving rise to market value losses.

●
If one or more peripheral eurozone sovereigns redenominates its currency, resulting in a devaluation, the Group could experience losses to the extent that its exposures to these sovereigns are not funded by liabilities that similarly redenominate.

Mitigants
The Group has taken a number of steps to mitigate the impact of these risks.

●
To mitigate the impact of a eurozone sovereign default, the Group has reduced its exposures to peripheral eurozone countries. To mitigate the impact of the exit from the eurozone of one or more countries, and the sovereign ratings downgrade that would likely result, the Group has extended its limit control framework to include all eurozone countries.

●
Finally, to mitigate the impact of redenomination, the Group has reduced exposures and sought where possible to reduce mismatches between the currencies in which assets and liabilities are denominated.

(iii) The risk of a more severe or protracted economic downturn
Following the financial crisis of 2007, economies in the UK, Europe and the US have struggled to recover and return to growth. An unexpectedly severe downturn could result from economic weakness in the emerging markets of Asia, spreading to the US, the UK and Europe. A slowdown in or reversal of economic growth could undermine the austerity plans of the UK and other countries in Europe. The risk to the UK is of particular concern. While all divisions are potentially affected, those most at risk include UK Corporate, UK Retail, Markets, Non-Core and Ulster Bank.

Impact on the Group

●
If the UK experiences an unexpectedly severe economic downturn, the Group is exposed to the risk of losses largely as a result of increased impairments in its retail and commercial businesses in the UK. Its investment banking activities in the UK could also be adversely affected.

●
A worsening of the already difficult economic environment in Ireland could result in increased impairments in Ulster Bank. In addition, it could make the sale or refinancing of related exposures in Non-Core more difficult, slowing progress towards the elimination of these exposures.

Risk and balance sheet management (continued)

Risk principles (continued)

Top and emerging risk scenarios (continued)

Mitigants
●
To mitigate the risk, the Group actively monitors its risk positions with respect to country, sector, counterparty and product relative to risk appetite, placing exposures on Watch and subjecting them to greater scrutiny. In addition, the Group reduces exposures when appropriate and practicable.

(iv) An increase in the Group's obligations to support pension schemes
The Group has established various pension schemes, thereby incurring certain obligations as sponsor of these schemes. All of the Group's businesses are exposed to this risk.

●
If the value of the pension scheme assets is not adequate to fund pension scheme liabilities, the Group may be required to set aside additional capital in support of the schemes. The amount of additional capital that may be required depends on the size of the shortfall when the assets are valued. However, as asset values are lower and liabilities higher than they were when the fund was last valued, an increase in capital required is a possibility.

●
In addition, the Group may be required to increase its cash contributions to the schemes. Similarly, the amount of additional cash contributions that may be required depends on the size of the shortfall when the assets are valued. If interest rates fall further, the value of the schemes' assets may decline as the value of their liabilities increases, leading to the need to increase cash contributions still further.

Mitigants
In order to mitigate the risk, the Group has taken a number of steps, including changing the terms of its pension schemes to reduce the rate at which liabilities are increasing. These include: capping the growth rate of pensionable salary at two percent, and changing the retirement age to 65 with same contributions, with the option for individuals to retire at age 60 and pay an extra five percent of their salary to fund it.

Regulatory and legal risks

(i) A failure to demonstrate compliance with existing regulatory requirements related to conduct
The Group is subject to regulation governing the conduct of its business activities. For example, it must ensure that it sells its products and services only to informed and suitable customers and handles complaints efficiently and effectively. This risk affects all divisions.

Impact on the Group

●
If the Group sells unsuitable products and services to customers or if the sales process is flawed, it may incur regulatory censure, including fines. In addition, it may suffer serious reputational damage.

●
If the Group fails to handle customer complaints appropriately, it may incur regulatory censure, including fines. In addition, it may incur increased costs as it investigates these complaints and compensates customers. Further, it may suffer serious reputational damage.

Risk and balance sheet management (continued)

Risk principles (continued)

Top and emerging risk scenarios (continued)

Mitigants
In order to mitigate these risks, the Group has taken a number of steps:

●	In order to mitigate the risk of mis-selling, affected divisions are exiting some businesses and improving staff training and controls in others.

●	In order to improve the handling of customer complaints, divisions have detailed action plans in place to meet or exceed customer and regulatory requirements address known shortcomings.

(ii) A failure to demonstrate compliance with other existing regulatory requirements
The Group is also subject to regulation governing its business activities more broadly. For example, it is required to take the steps necessary to ensure that it complies with rules in place to prevent money laundering, bribery and other forms of unlawful activity. It is also required to comply with certain regulations regarding the timely provision of banking services to customers. This risk affects all divisions.

Impact on the Group

●	If the Group sells products and services to sanctioned individuals or groups, it may expose itself to the risk of litigation as well as regulatory censure. Its reputation would also suffer materially.

●	If the Group, as a result of a systems failure, is unable to provide banking services to customers, it may incur regulatory fines and censure as well as suffer significant reputational damage.

Mitigants

●
The Group is in the process of installing a new global client screening program, the objective of which is to prevent the inadvertent provision of products and services to sanctioned individuals or groups.

●	The Group has also established and is implementing a plan to enhance the resilience of information technology and payment processing systems.

(iii) Losses or reputational damage arising from litigation
Given its diverse operations, the Group is exposed to the risk of litigation. For example, during the course of 2012, it was the subject of investigations into its activities in respect of LIBOR as well as securitisation. This risk affects all of the Group's divisions.

Impact on the Group

●
As a result of litigation, the Group may incur fines, suffer reputational damage, or face limitations on its ability to operate. In the case of LIBOR, the Group reached settlements with the Financial Services Authority, the Commodity Futures Trading Association and the US Department of Justice. It continues to cooperate with other governmental and regulatory authorities in relation to LIBOR investigations; the probable outcome is that the Group will incur additional financial penalties at the conclusion of these investigations.

Risk and balance sheet management (continued)

Risk principles (continued)

Top and emerging risk scenarios (continued)

Mitigants

●	The Group defends claims against it to the best of its ability.

(iv) A failure to demonstrate compliance with new requirements arising from structural reform
In addition to existing regulation, the Group will be subject to new regulation arising from structural reform. For example, legislation creating the Single European Payment Area (SEPA) will require the Group to develop and implement the infrastructure necessary to effect domestic and cross border payments. This risk affects Markets, International Banking and Ulster Bank in particular.

Impact on the Group

●
Compliance with the regulation will require substantial changes in the Group's systems. As a result, the Group may not be able to meet the deadline for implementation, giving rise to the risk of regulatory fines and censure. In addition, as such a failure would affect customers, it could also have a material negative impact on the Group's reputation.

Mitigants

●	The Group has a project in train to design, develop and deliver the required systems changes.

Risks related to the Group's operations

(i) A failure of information technology systems
The Group relies on information technology systems to service its customers, giving rise to the risk of losses and significant reputational damage should one or more of these systems fail. The risks of an information technology system failure affect all of the Group's businesses.

Impact on the Group

●	A failure could prevent the Group from making or receiving payments, processing vouchers or providing other types of services to its customers.

●	A failure could also prevent the Group from managing its liquidity position, giving rise to the risk of illiquidity.

●	A lack of management information could lead to an inadvertent breach of regulations governing capital or liquidity.

●	A failure could also leave the Group vulnerable to cyber crime. The Group is also exposed to this risk indirectly, through outsourcing arrangements with third parties.

Mitigants

●
The Group has developed a risk appetite framework to manage these risks and is implementing a plan to bring its risk position within risk appetite by improving batch processing through process redesign and simplification. The Group expects these investments to result in improvements over the course of 2013 and 2014.

Risk and balance sheet management (continued)

Risk principles (continued)

 (ii) A failure of operational controls
The Group is exposed to the risk of losses arising from a failure of supervisory controls to prevent a deviation from procedures. An example of such a deviation is an unauthorised trading event. Should existing controls prove inadequate, one or more individuals may expose the Group to risks far in excess of its approved risk appetite. While all divisions are exposed to this risk to some degree, Markets is particularly at risk.

Impact on the Group

●
If one or more individuals deviate from procedures, the Group may take excessively large positions. If market prices change adversely, the Group may incur losses. Such losses may be substantial if the positions themselves are very large relative to the relevant market.

Mitigants

●	Markets has developed a plan for addressing identified weaknesses, has benchmarked it against those of its peers and is implementing it.

Risk and balance sheet management (continued)

Capital management
Introduction	153
2012 achievements	153
Capital allocation	153
Capital ratios	154
Capital resources	155
Components of capital (Basel 2.5)	155
Flow statement (Basel 2.5)	157
Risk-weighted assets	158
Divisional analysis	158
Flow statement	160
Looking forward	161
Basel III	161
Model changes	163
Other regulatory capital changes	163
European Banking Authority (EBA) recommendation	163

Risk and balance sheet management (continued)

Capital management

Introduction
The Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements, and the Group operates within an agreed risk appetite.

The appropriate level of capital is determined based on the dual aims of: (i) meeting minimum regulatory capital requirements; and (ii) ensuring the Group maintains sufficient capital to uphold investor and rating agency confidence in the organisation, thereby supporting the business franchise and funding capacity.

2012 achievements
The Group's Core Tier 1 ratio of 10.3% is higher than at the end of 2011 (after adjusting for Asset Protection Scheme effects) despite absorbing regulatory changes equivalent to 109 basis points and in the face of challenging economic headwinds and continuing costs of de-risking. This has been achieved through a continued focus on reshaping the Group's use of capital.

The Group has developed its stress testing capability to identify the impact of a wider set of potential scenarios. The stress outcomes show that the de-risking in the Group has been effective in reducing the impacts of stress scenarios and at the same time the capital ratios have been improving, resulting in increased capital buffers. The changes to the risk profiles as a result of de-risking include run-down of Non-Core, reduction in concentrations, and revising the strategic footprint of the Markets division.

The capital allocation approaches used in the Group will be developed to become increasingly risk sensitive and align risk management and resource allocation more fully.

Capital allocation
Capital resources are allocated to the Group's businesses based on key performance parameters agreed by the Group Board in the annual strategic planning process. Principal among these is a profitability metric, which assesses the effective use of the capital allocated to the business. Projected and actual return on equity is assessed against target returns set by the Group Board. The allocations also reflect strategic priorities, the intensity of regulatory capital use and the usage of other key Group resources such as balance sheet funding and liquidity.

The divisions use return on capital metrics when making pricing decisions on products and transactions to ensure customer activity is appropriately aligned with Group and divisional targets and allocations.

The Financial Services Authority (FSA) uses the risk asset ratio as a measure of capital adequacy in the UK banking sector, comparing a bank's capital resources with its RWAs (the assets and off-balance sheet exposures are weighted to reflect the inherent credit and other risks). By international agreement, the risk asset ratios should not be less than 8% with a Tier 1 component of not less than 4%.

Risk and balance sheet management (continued)

Capital management (continued)

Capital ratios
The Group's capital, RWAs and risk asset ratios, calculated in accordance with FSA definitions, are set out below.

	31 December 2012	30 September 2012	31 December 2011
Capital	£bn	£bn	£bn

Core Tier 1	47.3	48.1	46.3
Core Tier 1 (excluding Asset Protection Scheme (APS))	47.3	50.1	49.1
Tier 1	57.1	58.1	57.0
Total	66.8	63.1	60.7

	31 December 2012	30 September 2012	31 December 2011
Risk-weighted assets by risk	£bn	£bn	£bn

Credit risk
- non-counterparty	323.2	334.5	344.3
- counterparty	48.0	53.3	61.9
Market risk	42.6	47.4	64.0
Operational risk	45.8	45.8	37.9

	459.6	481.0	508.1
APS relief	-	(48.1)	(69.1)

	459.6	432.9	439.0

Risk asset ratios	%	%	%

Core Tier 1	10.3	11.1	10.6
Core Tier 1 (excluding APS)	10.3	10.4	9.7
Tier 1	12.4	13.4	13.0
Total	14.5	14.6	13.8

Key point

•
The Core Tier 1 ratio, excluding relief provided by APS, has improved to 10.3% at 31 December 2012 driven by continued run-down and disposal of Non-Core assets and the reshaping of the balance sheet and capital usage in Markets.

Risk and balance sheet management (continued)

Capital management (continued)

Capital resources

Components of capital (Basel 2.5)
The Group's regulatory capital resources in accordance with FSA definitions were as follows:

	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m

Shareholders' equity (excluding non-controlling interests)
Shareholders' equity per balance sheet	68,130	72,699	74,819
Preference shares - equity	(4,313)	(4,313)	(4,313)
Other equity instruments	(431)	(431)	(431)
	63,386	67,955	70,075

Non-controlling interests
Non-controlling interests per balance sheet	2,318	1,194	1,234
Non-controlling preference shares	(548)	(548)	(548)
Other adjustments to non-controlling interests for regulatory purposes	(1,367)	(259)	(259)
	403	387	427

Regulatory adjustments and deductions
Own credit	691	651	(2,634)
Defined pension benefit adjustment	913	-	-
Unrealised losses on available-for-sale (AFS) debt securities	410	375	1,065
Unrealised gains on AFS equity shares	(63)	(84)	(108)
Cash flow hedging reserve	(1,666)	(1,746)	(879)
Other adjustments for regulatory purposes	(198)	895	571
Goodwill and other intangible assets	(13,545)	(14,798)	(14,858)
50% excess of expected losses over impairment provisions (net of tax)	(1,904)	(2,429)	(2,536)
50% of securitisation positions	(1,107)	(1,180)	(2,019)
50% of APS first loss	-	(1,926)	(2,763)
	(16,469)	(20,242)	(24,161)

Core Tier 1 capital	47,320	48,100	46,341

Other Tier 1 capital
Preference shares - equity	4,313	4,313	4,313
Preference shares - debt	1,054	1,055	1,094
Innovative/hybrid Tier 1 securities	4,125	4,065	4,667
	9,492	9,433	10,074

Tier 1 deductions
50% of material holdings	(295)	(242)	(340)
Tax on excess of expected losses over impairment provisions	618	788	915
	323	546	575

Total Tier 1 capital	57,135	58,079	56,990

Risk and balance sheet management (continued)

Capital management: Capital resources: Components of capital (Basel 2.5) (continued)

	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m

Qualifying Tier 2 capital
Undated subordinated debt	2,194	2,245	1,838
Dated subordinated debt - net of amortisation	13,420	12,641	14,527
Unrealised gains on AFS equity shares	63	84	108
Collectively assessed impairment provisions	399	500	635
Non-controlling Tier 2 capital	-	11	11
	16,076	15,481	17,119

Tier 2 deductions
50% of securitisation positions	(1,107)	(1,180)	(2,019)
50% excess of expected losses over impairment provisions	(2,522)	(3,217)	(3,451)
50% of material holdings	(295)	(242)	(340)
50% of APS first loss	-	(1,926)	(2,763)
	(3,924)	(6,565)	(8,573)

Total Tier 2 capital	12,152	8,916	8,546

Supervisory deductions
Unconsolidated investments
- Direct Line Group	(2,081)	(3,537)	(4,354)
- Other investments	(162)	(144)	(239)
Other deductions	(244)	(217)	(235)

	(2,487)	(3,898)	(4,828)

Total regulatory capital	66,800	63,097	60,708

Key points

•	Core Tier 1 capital increased by £1 billion over 2012. Excluding APS, however, Core Tier 1 capital decreased by £1.8 billion.

•
Attributable loss, net of fair value of own credit, of £2.6 billion was partially offset by lower Core Tier 1 deduction for securitisation positions of £1.1 billion, primarily relating to restructuring of monolines within Non-Core.

Risk and balance sheet management (continued)

Capital management: Capital resources (continued)

Flow statement (Basel 2.5)
The table below analyses the movement in Core Tier 1, Other Tier 1 and Tier 2 capital during the year.

Core Tier 1 capital	£m

At 1 January 2012	46,341
Attributable loss net of movements in fair value of own credit	(2,647)
Ordinary shares issued	120
Share capital and reserve movements in respect of employee share schemes	821
Foreign exchange reserve movements	(867)
Decrease in non-controlling interests	(24)
Decrease in capital deductions including APS first loss	4,307
Decrease in goodwill and intangibles	1,313
Defined pension fund movement (net of prudential filter adjustment)	(977)
Other movements	(1,067)

At 31 December 2012	47,320

Other Tier 1 capital

At 1 January 2012	10,649
Foreign currency reserve movements	(189)
Decrease in Tier 1 deductions	(252)
Other movements	(393)

At 31 December 2012	9,815

Tier 2 capital

At 1 January 2012	8,546
Dated subordinated debt issued	4,167
Dated subordinated debt redeemed/matured	(3,582)
Foreign exchange movements	(643)
Decrease in capital deductions including APS first loss	4,649
Other movements	(985)

At 31 December 2012	12,152

Supervisory deductions

At 1 January 2012	(4,828)
Decrease in deductions	2,341

At 31 December 2012	(2,487)

Total regulatory capital	66,800

Risk and balance sheet management (continued)

Capital management (continued)

Risk-weighted assets
Divisional analysis
Risk-weighted assets by risk category and division were as follows:

	Credit risk		Market risk	Operational risk	Gross RWAs
	Non-counterparty	Counterparty
31 December 2012	£bn	£bn	£bn	£bn	£bn

UK Retail	37.9	-	-	7.8	45.7
UK Corporate	77.7	-	-	8.6	86.3
Wealth	10.3	-	0.1	1.9	12.3
International Banking	46.7	-	-	5.2	51.9
Ulster Bank	33.6	0.6	0.2	1.7	36.1
US Retail & Commercial	50.8	0.8	-	4.9	56.5

Retail & Commercial	257.0	1.4	0.3	30.1	288.8
Markets	14.0	34.7	36.9	15.7	101.3
Other	4.0	0.4	-	1.4	5.8

Core	275.0	36.5	37.2	47.2	395.9
Non-Core	45.1	11.5	5.4	(1.6)	60.4

Group before RFS Holdings MI	320.1	48.0	42.6	45.6	456.3
RFS Holdings MI	3.1	-	-	0.2	3.3

Group	323.2	48.0	42.6	45.8	459.6

30 September 2012

UK Retail	39.9	-	-	7.8	47.7
UK Corporate	73.5	-	-	8.6	82.1
Wealth	10.3	-	0.1	1.9	12.3
International Banking	44.5	-	-	5.2	49.7
Ulster Bank	32.4	0.9	0.1	1.7	35.1
US Retail & Commercial	50.9	0.9	-	4.9	56.7

Retail & Commercial	251.5	1.8	0.2	30.1	283.6
Markets	15.4	35.3	41.6	15.7	108.0
Other	12.1	0.4	-	1.4	13.9

Core	279.0	37.5	41.8	47.2	405.5
Non-Core	52.4	15.8	5.6	(1.6)	72.2

Group before RFS Holdings MI	331.4	53.3	47.4	45.6	477.7
RFS Holdings MI	3.1	-	-	0.2	3.3

Group	334.5	53.3	47.4	45.8	481.0
APS relief	(42.2)	(5.9)	-	-	(48.1)

Net RWAs	292.3	47.4	47.4	45.8	432.9

Risk and balance sheet management (continued)

Capital management: Risk-weighted assets: Divisional analysis (continued)

	Credit risk		Market risk	Operational risk	Gross RWAs
	Non-counterparty	Counterparty
31 December 2011	£bn	£bn	£bn	£bn	£bn

UK Retail	41.1	-	-	7.3	48.4
UK Corporate	71.2	-	-	8.1	79.3
Wealth	10.9	-	0.1	1.9	12.9
International Banking	38.9	-	-	4.3	43.2
Ulster Bank	33.6	0.6	0.3	1.8	36.3
US Retail & Commercial	53.6	1.0	-	4.7	59.3

Retail & Commercial	249.3	1.6	0.4	28.1	279.4
Markets	16.7	39.9	50.6	13.1	120.3
Other	9.8	0.2	-	2.0	12.0

Core	275.8	41.7	51.0	43.2	411.7
Non-Core	65.6	20.2	13.0	(5.5)	93.3

Group before RFS Holdings MI	341.4	61.9	64.0	37.7	505.0
RFS Holdings MI	2.9	-	-	0.2	3.1

Group	344.3	61.9	64.0	37.9	508.1
APS relief	(59.6)	(9.5)	-	-	(69.1)

Net RWAs	284.7	52.4	64.0	37.9	439.0

Risk and balance sheet management (continued)

Capital management: Risk-weighted assets (continued)

Flow statement
The table below analyses movement in credit risk, market risk and operational risk RWAs by key drivers during the year.

	Credit risk		Market risk	Operational Risk	Gross RWAs
	Non-counterparty	Counterparty
	£bn	£bn	£bn	£bn	£bn

At 1 January 2012	344.3	61.9	64.0	37.9	508.1
Business and market movements (1)	(46.0)	(20.4)	(16.3)	7.9	(74.8)
Disposals	(7.3)	(3.8)	(6.5)	-	(17.6)
Model changes (2)	32.2	10.3	1.4	-	43.9

At 31 December 2012	323.2	48.0	42.6	45.8	459.6

Notes:

(1)	Represents changes in book size, composition, position changes and market movements.
(2)	Refers to implementation of a new model or modification of an existing model after approval from the FSA and changes in model scope.

Key points

•	The £75 billion decrease due to business and market movements is driven by:
	○	Market risk and counterparty risk decreased by £16 billion and £20 billion, respectively, due to reshaping the business risk profile;
	○	Run-off of balances in Non-Core;
	○	Declines in Retail and Commercial due to loans migrating into default and customer deleveraging; and
	○	Reduction in credit risk in the Group liquidity portfolio as European peripheral exposures were sold.

•
The increase in Operational risk follows the recalibration based on the average of the previous three years financial results. The substantial losses recorded in 2008 no longer feature in the calculation.

•	Disposals of £18 billion relate to Non-Core, including RBS Aviation Capital and exposures relating to credit derivative product companies, monolines and other counterparties.

•	Model changes of £44 billion reflect:
	○	Changes to credit metrics applying to corporate, bank and sovereign exposures as models were updated to reflect more recent experience: £30 billion; and
	○	Application of slotting approach to UK commercial real estate exposures: £12 billion.

Risk and balance sheet management (continued)

Capital management (continued)

Looking forward
Basel III
The rules issued by the Basel Committee on Banking Supervision (BCBS), commonly referred to as Basel III, are a comprehensive set of reforms designed to strengthen the regulation, supervision, risk and liquidity management of the banking sector.

In December 2010, the BCBS issued the final text of the Basel III rules, providing details of the global standards agreed by the Group of Governors and Heads of Supervision, the oversight body of the BCBS and endorsed by the G20 leaders at their November 2010 Seoul summit.

The new capital requirements regulation and capital requirements directive that implement Basel III proposals within the European Union (EU) (collectively known as CRD IV) are in two parts, Capital Requirements Directive (CRD) and the Capital Requirements Regulation. Further technical detail will be provided by the European Banking Authority through its Implementing Technical Standards and Regulatory Technical Standards.

The CRD IV has not yet been finalised and consequently the Basel III implementation date of 1 January 2013 has been missed. While it is anticipated that agreement of the CRD IV will be achieved during 2013, the implementation date remains uncertain.

CRD IV and Basel III will impose a minimum common equity Tier 1 (CET1) ratio of 4.5% of RWAs. There are three buffers which will affect the Group: the capital conservation buffer(1); the counter-cyclical capital buffer(2) (up to 2.5% of RWAs), to be applied when macro-economic conditions indicate areas of the economy are over-heating; and the Global-Systemically Important Bank (G-SIB) buffer(3), leading to an additional common equity Tier 1 requirement of 4% and a total common equity Tier 1 ratio of 8.5%. The regulatory target capital requirements will be phased in and are expected to apply in full from 1 January 2019.

Notes:

(1)
The capital conservation buffer is set at 2.5% of RWAs and is intended to be available in periods of stress. Drawing on the buffer would lead to a corresponding reduction in the ability to make discretionary payments such as dividends and variable compensation.

(2)
The counter-cyclical buffer is institution specific and depends on the Group's geographical footprint and the macroeconomic conditions pertaining in the individual countries in which the Group operates. As there is a time lag involved in determining this ratio, it has been assumed that it will be zero for the time being.

(3)
The G-SIB buffer is dependent on the regulatory assessment of the Group. The Group has been provisionally assessed as requiring additional CET1 of 1.5% in the list published by the Financial Stability Board (FSB) on 1 November 2012. The FSB list is updated annually. The actual requirement will be phased in from 2016, initially for those banks identified (in the list) as G-SIBs in November 2014.

Risk and balance sheet management (continued)

Capital management: Looking forward: Basel III (continued)

The changes in the definition of regulatory capital under CRD IV and the capital ratios will be subject to transitional rules:

●	The increase in the minimum capital ratios and the new buffer requirements will be phased in over the five years from implementation of the CRD IV;

●
The application of the regulatory deductions and adjustments at the level of common equity, including the new deduction for deferred tax assets, will also be phased in over the five years from implementation; the current adjustment for unrealised gains and losses on available-for-sale securities will be phased out; and

●	Subordinated debt instruments which do not meet the new eligibility criteria will be will be grandfathered on a reducing basis over ten years.

The Group is well advanced in its preparations to comply with the new requirements based on the draft rules. Given the phasing of both capital requirements and target levels, in advance of needing to comply with the fully loaded end state requirements, the Group will have the opportunity to continue to generate additional capital from earnings and take management actions to mitigate the impact of CRD IV.

The Group's pro forma Core Tier 1 ratio on a fully loaded basis at 31 December 2012, based on its interpretation of the rules and assuming they were applied today, is estimated at 7.7%(1). The pro forma capital ratio reflects the Group's interpretation of the draft July 2011 CRD IV rules and how these rules are expected to be updated for subsequent EU and Basel pronouncements.

The actual impact of CRD IV on capital ratios may be materially different as the requirements and related technical standards have not yet been finalised and will ultimately be subject to application by local regulators. The actual impact will also be dependent on required regulatory approvals and the extent to which further management action is taken prior to implementation.

Note:

(1)
Based on the following principal assumptions: (i) divestment of Direct Line Group (ii) deductions for financial holdings of less than 10% of common equity Tier 1 capital have been excluded pending the finalisation of CRD IV rules (iii) RWA uplifts assume approval of all regulatory models and completion of planned management actions (iv) RWA uplifts include the impact of credit valuation adjustments (CVA), and asset valuation correlation on banks and central clearing counterparties (CCPs) (v) EU corporates, pension funds and sovereigns are assumed to be exempt from CVA volatility charge in calculating RWA impacts.

Risk and balance sheet management (continued)

Capital management: Looking forward: Basel III (continued)

Model changes
The Group, in conjunction with the FSA, regularly evaluates its models for the assessment of RWAs ascribed to credit risk (including counterparty risk) across various classes. This includes implementing changes to the RWA requirements for commercial real estate portfolios consistent with revised industry guidance from the FSA. The changes to RWA resulting from model changes during 2012 have increased RWA requirements by £44 billion of which £12 billion relates to property guidance. Further uplifts are expected in 2013 totalling c.£10 billion to £15 billion.

Other regulatory capital changes
The Group is managing the changes to capital requirements from new regulation and model changes and the resulting impact on the common equity Tier 1 ratio by focusing on risk reduction and deleveraging. This is principally being achieved through the continued run-off and disposal of Non-Core assets and deleveraging in Markets, as the business focuses on the most productive returns on capital. Markets RWAs decreased by £20 billion in 2012 which also lessens the increases driven by the counterparty risk changes in CRD IV.

European Banking Authority (EBA) recommendation
The EBA issued a recommendation in 2011 that the national regulators should ensure that credit institutions build up a temporary capital buffer to reach a 9% Core Tier 1 ratio by 30 June 2012 ('the recapitalisation of EU banks'). In its final report on the recapitalisation exercise in October 2012, the EBA stated that once the CRD IV is finally adopted, the 2011 recommendation would be replaced with a new recommendation. The new recommendation will include the requirement for banks to maintain a nominal amount of Core Tier 1 capital as defined by the EBA for the 2011 stress test and recapitalisation recommendation) corresponding to the amount of 9% of the RWAs at 30 June 2012. The Group does not expect the potential floor to become a limiting factor.

Risk and balance sheet management (continued)

Liquidity, funding and related risks
2012 achievements and looking forward	165
Funding sources	166
- Notes issued	167
- Deposit and repo funding	168
- Divisional loan:deposit ratios and funding gaps	168
- Long-term debt issuance	170
Liquidity	170
- Liquidity portfolio	170
- Stressed outflow coverage	172
Basel III liquidity ratios	172
- Liquidity coverage ratios	172
- Net stable funding ratio	173
Maturity analysis	174
Encumbrance	174
Non-traded interest rate risk	176
- Introduction and methodology	176
- Value-at-risk	177
- Sensitivity of net interest income	178
Currency risk	179
- Structural foreign currency exposures	179

Risk and balance sheet management (continued)

Liquidity, funding and related risks
Liquidity risk is the risk that the Group is unable to meet its financial obligations, including financing wholesale maturities or customer deposit withdrawals, as and when they fall due. Liquidity risk is highly dependent on company specific characteristics such as the maturity profile and composition of the Group's assets and liabilities, the quality and marketable value of its liquidity buffer and broader market factors, such as wholesale funding market conditions alongside depositor and investor behaviour.

Safety and soundness of the balance sheet is one of the central pillars of the Group's restructuring strategy. Effective management of liquidity risk is central to the safety and soundness agenda. The Group's experiences in 2008 have heavily influenced both the Group's and other stakeholders' approach to this area.

2012 achievements and looking forward
The Group continued to make solid progress in pursuit of its safety and soundness agenda throughout 2012, with the majority of its medium-term balance sheet targets now met or exceeded. This is despite particularly volatile wholesale market conditions during most of the year due to ongoing stresses emanating from the eurozone.

The Group has actively reduced short-term wholesale funding and has a lower wholesale funding need compared to earlier years. Progress has largely been due to the continued success in executing the Group's restructuring efforts, as well as by attracting deposits and continuing to deleverage via the run down of Non-Core and risk reductions in Markets. The Group has a smaller balance sheet that is funded by a diverse and stable deposit base.

The Group is expected to have a lower wholesale funding requirement going forward. The Group will continue to look at accessing the market opportunistically from time to time to further support the Group's overall funding strategy.

Highlights of 2012 include:

•
The Group's credit profile improved markedly during the year reflecting the success of its restructuring efforts. Credit default swaps spreads fell by 60% from their 2011 peak and secondary bond spreads on five year maturity have narrowed from c.450 basis points to c.100 basis points.

•	The Group repaid all the remaining emergency UK Government funding and liquidity support that was provided to it during 2008-2009 under the Credit Guarantee Scheme and Special Liquidity Scheme.

•
The Group resumed coupon payments on hybrid capital securities following the end of the two year coupon payment ban imposed by the European Commission as part of its 2009 State Aid ruling. Coupons remain suspended on Tier 1 instruments issued by RBS Holdings N.V. until the end of April 2013.

•
The Group and RBS plc issued a combined £1.0 billion in term debt net of buy-backs, a fraction of the £20.9 billion issued in 2011. Short-term wholesale funding was actively managed down to £41.6 billion from £102.4 billion.

Risk and balance sheet management (continued)

Liquidity, funding and related risks: 2012 achievements and looking forward (continued)

•
The overall size of the liquidity buffer reduced modestly to £147.2 billion from £155.3 billion reflecting the lower levels of short-term wholesale funding and a smaller balance sheet. This also allowed the Group to alter the ratio of primary to secondary liquid assets within the liquidity buffer to 62%:38% from 77%:23%. This re-weighting, by reducing the holdings of the lowest yielding liquid assets, benefited the Group's net interest margin, whilst maintaining a higher quality buffer.

•
Retail & Commercial deposits grew by £8 billion to £401 billion, with particularly strong growth in UK Retail following successful savings campaigns. Wholesale deposits were allowed to run-off, declining by £11 billion to leave Group deposits £3 billion lower at £434 billion.

•
The Group's loan:deposit ratio improved from 108% in 2011 to reach management's medium-term target of 100% at 31 December 2012, with lending fully funded by customer deposits and a corresponding reduction in more volatile short-term wholesale funding.

•	The Group has taken advantage of market conditions through the course of the year to further supplement its capital base.

•	RBS Group plc, RBS plc, RBS Citizens Financial Group Inc. and Direct Line Insurance Group plc in aggregate issued £4.8 billion of subordinated liabilities in 2012.

•	The Group successfully undertook two public liability management exercises targeting Lower Tier 2 and senior unsecured debt in support of ongoing balance sheet restructuring initiatives.

Funding sources
The table below shows the Group's principal funding sources excluding repurchase agreements.

	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m

Deposits by banks
derivative cash collateral	28,585	28,695	31,807
other deposits	28,489	29,433	37,307

	57,074	58,128	69,114

Debt securities in issue
conduit asset-backed commercial paper (ABCP)	-	2,909	11,164
other commercial paper (CP)	2,873	2,829	5,310
certificates of deposit (CDs)	2,996	6,696	16,367
medium-term notes (MTNs)	66,603	70,417	105,709
covered bonds	10,139	9,903	9,107
securitisations	11,981	11,403	14,964

	94,592	104,157	162,621
Subordinated liabilities	27,302	25,309	26,319

Notes issued	121,894	129,466	188,940

Wholesale funding	178,968	187,594	258,054

Customer deposits
cash collateral	7,949	9,642	9,242
other deposits	426,043	425,238	427,511

Total customer deposits	433,992	434,880	436,753

Total funding	612,960	622,474	694,807

Risk and balance sheet management (continued)

Liquidity, funding and related risks: Funding sources (continued)
The table below shows the Group's wholesale funding by source.

	Short-term wholesale funding (1)		Total wholesale funding		Net inter-bank funding (2)
	Excluding derivative collateral	Including derivative collateral	Excluding derivative collateral	Including derivative collateral	Deposits	Loans (3)	Net inter-bank funding
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

31 December 2012	41.6	70.2	150.4	179.0	28.5	(18.6)	9.9
30 September 2012	48.5	77.2	158.9	187.6	29.4	(20.2)	9.2
30 June 2012	62.3	94.3	181.1	213.1	35.6	(22.3)	13.3
31 March 2012	79.7	109.1	204.9	234.3	36.4	(19.7)	16.7
31 December 2011	102.4	134.2	226.2	258.1	37.3	(24.3)	13.0

Notes:

(1)	Short-term wholesale balances denote those with a residual maturity of less than one year and include longer-term issuances.
(2)	Excludes derivative collateral.
(3)	Primarily short-term balances.

Notes issued
The table below shows the Group's debt securities in issue and subordinated liabilities by residual maturity.

	Debt securities in issue
	Conduit ABCP	Other CP and CDs	MTNs	Covered bonds	Securit- isations	Total	Subordinated liabilities	Total notes issued	Total notes issued
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	%

Less than 1 year	-	5,478	13,019	1,038	761	20,296	2,351	22,647	18
1-3 years	-	385	20,267	2,948	540	24,140	7,252	31,392	26
3-5 years	-	1	13,374	2,380	-	15,755	756	16,511	14
More than 5 years	-	5	19,943	3,773	10,680	34,401	16,943	51,344	42

	-	5,869	66,603	10,139	11,981	94,592	27,302	121,894	100

30 September 2012

Less than 1 year	2,909	9,079	13,466	1,009	15	26,478	1,632	28,110	22
1-3 years	-	441	22,477	2,865	1,243	27,026	5,693	32,719	25
3-5 years	-	1	13,221	2,323	-	15,545	2,272	17,817	14
More than 5 years	-	4	21,253	3,706	10,145	35,108	15,712	50,820	39

	2,909	9,525	70,417	9,903	11,403	104,157	25,309	129,466	100

31 December 2011

Less than 1 year	11,164	21,396	36,302	-	27	68,889	624	69,513	37
1-3 years	-	278	26,595	2,760	479	30,112	3,338	33,450	18
3-5 years	-	2	16,627	3,673	-	20,302	7,232	27,534	14
More than 5 years	-	1	26,185	2,674	14,458	43,318	15,125	58,443	31

	11,164	21,677	105,709	9,107	14,964	162,621	26,319	188,940	100

Risk and balance sheet management (continued)

Liquidity, funding and related risks: Funding sources (continued)

Deposit and repo funding
The table below shows the composition of the Group's deposits excluding repos and repo funding.

	31 December 2012		30 September 2012		31 December 2011
	Deposits	Repos	Deposits	Repos	Deposits	Repos
	£m	£m	£m	£m	£m	£m

Financial institutions
- central and other banks	57,074	44,332	58,128	49,222	69,114	39,691
- other financial institutions	64,237	86,968	69,697	92,321	66,009	86,032
Personal and corporate deposits	369,755	1,072	365,183	1,022	370,744	2,780

	491,066	132,372	493,008	142,565	505,867	128,503

£173 billion or 40% of the customer deposits included above are insured through the UK Financial Services Compensation Scheme, US Federal Deposit Insurance Corporation Scheme and other similar schemes. Of the personal and corporate deposits above, 42% related to personal customers and 58% to corporate customers.

Divisional loan:deposit ratios and funding gaps
The table below shows divisional loans, deposits, loan:deposit ratios (LDR) and customer funding gaps.

	Loans (1)	Deposits (2)	LDR (3)	Funding surplus/ (gap) (3)
31 December 2012	£m	£m	%	£m

UK Retail	110,970	107,633	103	(3,337)
UK Corporate	104,593	127,070	82	22,477
Wealth	16,965	38,910	44	21,945
International Banking (4)	39,500	46,172	86	6,672
Ulster Bank	28,742	22,059	130	(6,683)
US Retail & Commercial	50,726	59,164	86	8,438
Conduits (4)	2,458	-	-	(2,458)

Retail & Commercial	353,954	401,008	88	47,054
Markets	29,589	26,346	112	(3,243)
Other	3,264	3,340	98	76

Core	386,807	430,694	90	43,887
Non-Core	45,144	3,298	nm	(41,846)

Group	431,951	433,992	100	2,041

nm = not meaningful

For the notes to this table refer to the following page.

Risk and balance sheet management (continued)

Liquidity, funding and related risks: Funding sources (continued)

	Loans (1)	Deposits (2)	LDR (3)	Funding surplus/ (gap) (3)
30 September 2012	£m	£m	%	£m

UK Retail	110,267	105,984	104	(4,283)
UK Corporate	105,952	126,780	84	20,828
Wealth	16,919	38,692	44	21,773
International Banking (4)	42,154	41,668	101	(486)
Ulster Bank	28,615	20,278	141	(8,337)
US Retail & Commercial	50,116	59,817	84	9,701
Conduits (4)	4,588	-	-	(4,588)

Retail & Commercial	358,611	393,219	91	34,608
Markets	29,324	34,348	85	5,024
Other	3,274	3,388	97	114

Core	391,209	430,955	91	39,746
Non-Core	51,355	3,925	nm	(47,430)

Group	442,564	434,880	102	(7,684)

31 December 2011

UK Retail	107,983	101,878	106	(6,105)
UK Corporate	108,668	126,309	86	17,641
Wealth	16,834	38,164	44	21,330
International Banking (4)	46,417	45,051	103	(1,366)
Ulster Bank	31,303	21,814	143	(9,489)
US Retail & Commercial	50,842	59,984	85	9,142
Conduits (4)	10,504	-	-	(10,504)

Retail & Commercial	372,551	393,200	95	20,649
Markets	31,254	36,776	85	5,522
Direct Line Group and other	1,196	2,496	48	1,300

Core	405,001	432,472	94	27,471
Non-Core	68,516	4,281	nm	(64,235)

Group	473,517	436,753	108	(36,764)

nm = not meaningful

Notes:

(1)	Excludes reverse repurchase agreements and stock borrowing and net of impairment provisions.
(2)	Excludes repurchase agreements and stock lending.
(3)	Based on loans and advances to customers net of provisions and customer deposits as shown.
(4)	All conduits relate to International Banking and have been extracted and shown separately as they were funded commercial paper issuance until the end of Q3 2012.

Risk and balance sheet management (continued)

Liquidity, funding and related risks: Funding sources (continued)

Long-term debt issuance
The table below shows debt securities issued by the Group during the year with an original maturity of one year or more. The Group also executes other long-term funding arrangements (predominantly term repurchase agreements) which are not reflected in the following table.

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	30 June 2012	31 March 2012
	£m	£m	£m	£m	£m	£m

Public
- unsecured	1,237	5,085	-	1,237	-	-
- secured	2,127	9,807	343	-	-	1,784
Private
- unsecured	4,997	12,414	781	1,631	909	1,676
- secured	-	500	-	-	-	-

Gross issuance	8,361	27,806	1,124	2,868	909	3,460
Buy-backs (1)	(7,355)	(6,892)	(2,283)	(2,213)	(1,730)	(1,129)

Net issuance	1,006	20,914	(1,159)	655	(821)	2,331

Note:

(1)	Excludes liability management exercises.

Liquidity
Liquidity portfolio
The table below analyses the Group's liquidity portfolio by product and between the UK Defined Liquidity Group (UK DLG), RBS Citizens Financial Group Inc. (CFG) and other subsidiaries, by liquidity value. Liquidity value is lower than carrying value principally as it is stated after the discounts applied by the Bank of England and other central banks to loans, within secondary liquidity portfolio, eligible for discounting.

	Liquidity value
	Period end				Average
	UK DLG (1)	CFG	Other	Total	Quarter	Year
31 December 2012	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	64,822	891	4,396	70,109	74,794	81,768
Central and local government bonds
AAA rated governments and US agencies	3,984	5,354	547	9,885	14,959	18,832
AA- to AA+ rated governments (2)	9,189	-	432	9,621	8,232	9,300
governments rated below AA	-	-	206	206	438	596
local government	-	-	979	979	989	2,244

	13,173	5,354	2,164	20,691	24,618	30,972
Treasury bills	750	-	-	750	750	202

Primary liquidity	78,745	6,245	6,560	91,550	100,162	112,942
Other assets (3)
AAA rated	3,396	7,373	203	10,972	9,874	17,304
below AAA rated and other high quality assets	44,090	-	557	44,647	41,027	24,674

Secondary liquidity	47,486	7,373	760	55,619	50,901	41,978

Total liquidity portfolio	126,231	13,618	7,320	147,169	151,063	154,920

Carrying value	157,574	20,524	9,844	187,942

Risk and balance sheet management (continued)

Liquidity, funding and related risks: Liquidity (continued)

	Liquidity value
	Period end				Average
	UK DLG (1)	CFG	Other	Total	Quarter	Year
30 September 2012	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	64,062	3,066	5,435	72,563	72,734	84,093
Central and local government bonds
AAA rated governments and US agencies	10,420	8,680	676	19,776	21,612	20,123
AA- to AA+ rated governments (2)	7,135	-	258	7,393	9,727	9,656
governments rated below AA	-	-	647	647	549	649
local government	-	-	988	988	1,523	2,663

	17,555	8,680	2,569	28,804	33,411	33,091
Treasury bills	750	-	-	750	54	19

Primary liquidity	82,367	11,746	8,004	102,117	106,199	117,203
Other assets (3)
AAA rated	3,381	5,446	-	8,827	10,365	19,781
below AAA rated and other high quality assets	34,831	-	836	35,667	33,738	19,223

Secondary liquidity	38,212	5,446	836	44,494	44,103	39,004

Total liquidity portfolio	120,579	17,192	8,840	146,611	150,302	156,207

Carrying value	143,612	26,234	11,051	180,897

31 December 2011

Cash and balances at central banks	55,100	1,406	13,426	69,932	89,377	74,711
Central and local government bonds
AAA rated governments and US agencies	22,563	7,044	25	29,632	30,421	37,947
AA- to AA+ rated governments (2)	14,102	-	-	14,102	5,056	3,074
governments rated below AA	-	-	955	955	1,011	925
local government	-	-	4,302	4,302	4,517	4,779

	36,665	7,044	5,282	48,991	41,005	46,725
Treasury bills	-	-	-	-	444	5,937

Primary liquidity	91,765	8,450	18,708	118,923	130,826	127,373
Other assets (3)
AAA rated	17,216	4,718	3,268	25,202	25,083	21,973
below AAA rated and other high quality assets	6,105	-	5,100	11,205	11,400	12,102

Secondary liquidity	23,321	4,718	8,368	36,407	36,483	34,075

Total liquidity portfolio	115,086	13,168	27,076	155,330	167,309	161,448

Carrying value	135,754	25,624	32,117	193,495

Notes:

(1)
The FSA regulated UK Defined Liquidity Group (UK DLG) comprises the Group's five UK banks: The Royal Bank of Scotland plc, National Westminster Bank Plc, Ulster Bank Limited, Coutts & Co and Adam & Co.  In addition, certain of the Group's significant operating subsidiaries - RBS N.V., RBS Citizens Financial Group Inc. (CFG) and Ulster Bank Ireland Limited (UBIL) - hold locally managed portfolios of liquid assets that comply with local regulations that may differ  from FSA rules.

(2)	Includes US government guaranteed and US government sponsored agencies.
(3)	Includes assets eligible for discounting at the Bank of England and other central banks.

Risk and balance sheet management (continued)

Liquidity, funding and related risks: Liquidity (continued)

Stressed outflow coverage
The Group's liquidity risk appetite is measured by reference to the liquidity buffer as a percentage of stressed contractual and behavioural outflows under the worst of three severe stress scenarios as envisaged under the FSA regime. Liquidity risk is expressed as a surplus of liquid assets over three months' stressed outflows under the worst of a market-wide stress, an idiosyncratic stress and a combination of both. At 31 December 2012, the Group's liquidity buffer was 128% of the worst case stress requirements.

Basel III liquidity ratios
Liquidity coverage ratios
In January 2013, the Basel Committee on Banking Supervision issued its revised draft guidance for calculating the liquidity coverage ratio (LCR), which is currently expected to come into force from 1 January 2015 on a phased basis. Pending the finalisation of the definitions, the Group monitors the LCR and the net stable funding ratio (NSFR) in its internal reporting framework based on its interpretation and expectation of the final rules. On this basis, as of 31 December 2012, the Group's LCR was over 100% and the NSFR 117%.

At present there is a broad range of interpretations on how to calculate the NSFR and, especially, the LCR due to the lack of a commonly agreed market standard. There are also inconsistencies between the current regulatory approach of the FSA and that being proposed in the LCR with respect to the treatment of unencumbered assets that could be pledged to central banks via a discount window facility. This makes meaningful comparisons of the LCR between institutions difficult. The Group will continue to work with regulators and industry groups to measure and report the impact of the rules as they are finalised. Assumptions will be refined as regulatory interpretations evolve.

Risk and balance sheet management (continued)

Liquidity, funding and related risks: Basel III liquidity ratio (continued)

Net stable funding ratio
The table below shows the composition of the Group's NSFR, estimated by applying the Basel III guidance issued in December 2010. The Group's NSFR will also continue to be refined over time in line with regulatory developments and related interpretations. It may also be calculated on a basis that may differ from other financial institutions.

	31 December 2012		30 September 2012		31 December 2011
		ASF (1)		ASF (1)		ASF (1)	Weighting
	£bn	£bn	£bn	£bn	£bn	£bn	%

Equity	70	70	74	74	76	76	100
Wholesale funding > 1 year	109	109	111	111	124	124	100
Wholesale funding < 1 year	70	-	77	-	134	-	-
Derivatives	434	-	462	-	524	-	-
Repurchase agreements	132	-	143	-	129	-	-
Deposits
- retail and SME - more stable	203	183	232	209	227	204	90
- retail and SME - less stable	66	53	32	26	31	25	80
- other	164	82	170	85	179	89	50
Other (2)	64	-	76	-	83	-	-

Total liabilities and equity	1,312	497	1,377	505	1,507	518

Cash	79	-	80	-	79	-	-
Inter-bank lending	29	-	38	-	44	-	-
Debt securities > 1 year
- governments AAA to AA-	64	3	71	4	77	4	5
- other eligible bonds	48	10	58	12	73	15	20
- other bonds	19	19	19	19	14	14	100
Debt securities < 1 year	26	-	30	-	45	-	-
Derivatives	442	-	468	-	530	-	-
Reverse repurchase agreements	105	-	98	-	101	-	-
Customer loans and advances > 1 year
- residential mortgages	145	94	148	96	145	94	65
- other	136	136	144	144	173	173	100
Customer loans and advances < 1 year
- retail loans	18	15	18	15	19	16	85
- other	131	66	132	66	137	69	50
Other (3)	70	70	73	73	70	70	100

Total assets	1,312	413	1,377	429	1,507	455
Undrawn commitments	216	11	221	11	240	12	5

Total assets and undrawn commitments	1,528	424	1,598	440	1,747	467

Net stable funding ratio		117%		115%		111%

Notes:

(1)	Available stable funding.
(2)	Deferred tax, insurance liabilities and other liabilities.
(3)	Prepayments, accrued income, deferred tax, settlement balances and other assets.

Key point

•
NSFR improved from 111% at 31 December 2011 to 117% at the end of 2012. Long-term wholesale funding declined by £15 billion in line with Markets' strategy, and funding requirement relating to long-term lending decreased by £37 billion, reflecting de-risking, sales and repayments in Non-Core.

Risk and balance sheet management (continued

Liquidity, funding and related risks (continued)

Maturity analysis
The contractual maturity of balance sheet assets and liabilities highlights the maturity transformation which underpins the role of banks to lend long-term, but to fund themselves predominantly through short-term liabilities such as customer deposits. This is achieved through the diversified funding franchise of the Group across an extensive customer base, and across a wide geographic network. In practice, the behavioural profiles of many liabilities exhibit greater stability and longer maturity than the contractual maturity. This is particularly true of many types of retail and corporate deposits which whilst may be repayable on demand or at short notice, have demonstrated very stable characteristics even in periods of acute stress such as those experienced in 2008. The table below illustrates the contractual and behavioural maturity analysis of Retail & Commercial customer deposits.

	Less than 1 year	1-5 years	More than 5 years	Total
	£bn	£bn	£bn	£bn

Contractual maturity	381	20	1	402
Behavioural maturity	146	219	37	402

Encumbrance
The Group reviews all assets against the criteria of being able to finance them in a secured form (encumbrance) but certain asset types lend themselves more readily to encumbrance. The typical characteristics that support encumbrance are an ability to pledge those assets to another counterparty or entity through operation of law without necessarily requiring prior notification, homogeneity, predictable and measurable cash flows, and a consistent and uniform underwriting and collection process. Retail assets including residential mortgages, credit card receivables and personal loans display many of these features.

From time to time the Group encumbers assets to serve as collateral to support certain wholesale funding initiatives. The three principal forms of encumbrance are own asset securitisations, covered bonds and securities repurchase agreements. The Group categorises its assets into three broad groups; assets that are:

•	already encumbered and used to support funding currently in place via own asset securitisations, covered bonds and securities repurchase agreements.

•	not currently encumbered but can for instance be used to access funding from market counterparties or central bank facilities as part of the Group's contingency funding.

•
not currently encumbered. In this category the Group has in place an enablement programme which seeks to identify assets which are capable of being encumbered and to identify actions to facilitate such encumbrance whilst not impacting customer relationships or servicing.

The Group's encumbrance ratios are set out below.

Encumbrance ratios	2012%	2011%

Total	18	19
Excluding balances relating to derivative transactions	22	26
Excluding balances relating to derivative and securities financing transactions	13	19

Risk and balance sheet management (continued)

Liquidity, funding and related risks: Encumbrance (continued)

Assets encumbrance

	Encumbered assets relating to:						Encumbered assets as a % of related total assets	Liquidity portfolio
	Debt securities in issue		Other secured liabilities			Total encumbered assets			Other	Total
	Securitisations and conduits	Covered bonds	Derivatives	Repos	Secured borrowings
	£bn	£bn	£bn	£bn	£bn	£bn		£bn	£bn	£bn

Cash and balances at central banks	5.3	0.5	-	-	-	5.8	7	70.2	3.3	79.3
Loans and advances to banks (1)	-	-	12.8	-	-	12.8	41	-	18.5	31.3
Loans and advances to customers (1)
- UK residential mortgages	16.4	16.0	-	-	-	32.4	30	58.7	18.0	109.1
- Irish residential mortgages	10.6	-	-	-	1.8	12.4	81	-	2.9	15.3
- US residential mortgages	-	-	-	-	-	-	-	7.6	14.1	21.7
- UK credit cards	3.0	-	-	-	-	3.0	44	-	3.8	6.8
- UK personal loans	4.7	-	-	-	-	4.7	41	-	6.8	11.5
- other	20.7	-	22.5	-	0.8	44.0	16	6.5	217.1	267.6
Debt securities	1.0	-	8.3	91.2	15.2	115.7	70	22.3	26.6	164.6
Equity shares	-	-	0.7	6.8	-	7.5	49	-	7.7	15.2

	61.7	16.5	44.3	98.0	17.8	238.3		165.3	318.8	722.4
Own asset securitisations								22.6

Total liquidity portfolio								187.9

Liabilities secured
Intra-Group - used for secondary liquidity	(22.6)	-	-	-	-	(22.6)
Intra-Group - other	(23.9)	-	-	-	-	(23.9)
Third-party (2)	(12.0)	(10.1)	(60.4)	(132.4)	(15.3)	(230.2)

	(58.5)	(10.1)	(60.4)	(132.4)	(15.3)	(276.7)

Total assets						1,312
Total assets excluding derivatives						870
Total assets excluding derivatives and reverse repos						766

Notes:

(1)	Excludes reverse repos.
(2)	In accordance with market practice the Group employs its own assets and securities received under reverse repo transactions as collateral for repos.

Risk and balance sheet management (continued)

Liquidity, funding and related risks: Encumbrance (continued)

Key points

●	The Group's encumbrance ratio dropped marginally from 19% to 18%.

●	31% of the Groups residential mortgage portfolio was encumbered at 31 December 2012.

Non-traded interest rate risk
Introduction and methodology
Non-traded interest rate risk impacts earnings arising from the Group's banking activities. This excludes positions in financial instruments which are classified as held-for-trading, or hedging items.

The Group provides a range of financial products to meet a variety of customer requirements. These products differ with regard to repricing frequency, tenor, indexation, prepayments, optionality and other features. When aggregated, they form portfolios of assets and liabilities with varying degrees of sensitivity to changes in market rates.

Mismatches in these sensitivities give rise to net interest income (NII) volatility as interest rates rise and fall. For example, a bank with a floating rate loan portfolio and largely fixed rate deposits will see its net interest income rise, as interest rates rise and fall as rates decline. Due to the long-term nature of many banking book portfolios, varied interest rate repricing characteristics and maturities, it is likely the NII will vary from period to period, even if interest rates remain the same. New business volumes originated in any period, will alter the interest rate sensitivity of a bank if the resulting portfolio differs from portfolios originated in prior periods.

The Group policy is to manage interest rate sensitivity in banking book portfolios within defined risk limits. With the exception of CFG and Markets, interest rate risk is transferred from the divisions to Group Treasury. Aggregate positions are then hedged externally using cash and derivative instruments, primarily interest rate swaps, to manage exposures within Group Asset and Liability Management Committee (GALCO) approved limits.

The Group assesses interest rate risk in the banking book (IRRBB) using a set of standards to define, measure and report the risk. These standards incorporate the expected divergence between contractual terms and the actual behaviour of fixed rate loan portfolios due to refinancing incentives and the risks associated with structural hedges of interest rate insensitive balances, which relates to the stability of the underlying portfolio.

Key measures used to evaluate IRRBB are subject to approval by divisional Asset and Liability Management Committees (ALCOs) and GALCO. Limits on IRRBB are proposed by the Group Treasurer for approval by the Executive Risk Forum annually. Residual risk positions are reported on a regular basis to divisional ALCOs and monthly to the Group Balance Sheet Management Committee, GALCO, the Executive Risk Forum and the Group Board.

Risk and balance sheet management (continued)

Liquidity, funding and related risks: Non-traded interest rate risk (continued)
The Group uses a variety of approaches to quantify its interest rate risk encompassing both earnings and value metrics. IRRBB is measured using a version of the same value-at-risk (VaR) methodology that is used for the Group's trading portfolios. Net interest income exposures are measured in terms of earnings sensitivity over time against movements in interest rates.

Value-at-risk
VaR metrics are based on interest rate repricing gap reports as at the reporting date. These incorporate customer products and associated funding and hedging transactions as well as non-financial assets and liabilities such as property, plant and equipment, capital and reserves. Behavioural assumptions are applied as appropriate.

The VaR does not provide a dynamic measurement of interest rate risk since static underlying repricing gap positions are assumed. Changes in customer behaviour under varying interest rate scenarios are captured by way of earnings risk measures. IRRBB VaR for the Group's Retail and Commercial banking activities at 99% confidence level and currency analysis of period end VaR were as follows:

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m

31 December 2012	46	21	65	20
31 December 2011	63	51	80	44

	31 December 2012 £m	31 December 2011 £m

Euro	19	26
Sterling	17	57
US dollar	15	61
Other	4	5

Key points

•	Interest rate exposure at 31 December 2012 was considerably lower than at 31 December 2011 and average exposure was 27% lower in 2012 than in 2011.

•
The reduction in VaR seen across all currencies reflects closer matching of the Group's structural interest rate hedges to the behavioural maturity profile of the hedged liabilities as well as changes to the VaR methodology.

•	It is estimated that the change in methodology reduced VaR by £13.8 billion (33%) on implementation.

Risk and balance sheet management (continued)

Liquidity, funding and related risks: Non-traded interest rate risk (continued)

Sensitivity of net interest income
Earnings sensitivity to rate movements is derived from a central forecast over a twelve month period. Market implied forward rates and new business volume, mix and pricing consistent with business assumptions are used to generate a base case earnings forecast.

The following table shows the sensitivity of net interest income, over the next twelve months, to an immediate upward or downward change of 100 basis points to all interest rates. In addition, the table includes the impact of a gradual 400 basis point steepening and a gradual 300 basis point flattening of the yield curve at tenors greater than a year.

	Euro	Sterling	US dollar	Other	Total
31 December 2012	£m	£m	£m	£m	£m

+ 100 basis points shift in yield curves	(29)	472	119	27	589
- 100 basis points shift in yield curves	(20)	(257)	(29)	(11)	(317)
Bear steepener					216
Bull flattener					(77)

31 December 2011

+ 100 basis points shift in yield curves	(19)	190	59	14	244
- 100 basis points shift in yield curves	25	(188)	(4)	(16)	(183)
Bear steepener					443
Bull flattener					(146)

Key points

•	The Group's interest rate exposure remains asset sensitive, in that rising rates have a positive impact on net interest margins. The scale of this benefit has increased since 2011.

•
The primary contributors to the increased sensitivity to a 100 basis points parallel shift in the yield curve are changes to underlying business pricing assumptions and assumptions in respect of the risk of early repayment of consumer loans and deposits. The latter incorporates revisions to pricing strategies and consumer behaviour.

•
The impact of the steepening and flattening scenarios is largely driven by the reinvestment of structural hedges. The year on year change reflected a change to a longer term hedging programme implemented in 2010.

•
The reported sensitivities will vary over time due to a number of factors such as market conditions and strategic changes to the balance sheet mix and should not therefore be considered predictive of future performance.

Risk and balance sheet management (continued)

Liquidity, funding and related risks (continued)

Currency risk: Structural foreign currency exposures
The Group does not maintain material non-traded open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding.

The table below shows the Group's structural foreign currency exposures.

31 December 2012	Net assets of overseas operations	RFS MI	Net investments in foreign operations	Net investment hedges	Structural foreign currency exposures pre-economic hedges	Economic hedges (1)	Residual structural foreign currency exposures
	£m	£m	£m	£m	£m	£m	£m

US dollar	17,313	1	17,312	(2,476)	14,836	(3,897)	10,939
Euro	8,903	2	8,901	(636)	8,265	(2,179)	6,086
Other non-sterling	4,754	260	4,494	(3,597)	897	-	897

	30,970	263	30,707	(6,709)	23,998	(6,076)	17,922

31 December 2011

US dollar	17,570	1	17,569	(2,049)	15,520	(4,071)	11,449
Euro	8,428	(3)	8,431	(621)	7,810	(2,236)	5,574
Other non-sterling	5,224	272	4,952	(4,100)	852	-	852

	31,222	270	30,952	(6,770)	24,182	(6,307)	17,875

Note:

(1)	The economic hedges represents US dollar and euro preference shares in issue that are treated as equity under IFRS and do not qualify as hedges for accounting purposes.

Key points

•	The Group's structural foreign currency exposure at 31 December 2012 was £24.0 billion and £17.9 billion before and after economic hedges respectively, broadly unchanged from the end of 2011.

•
Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposure. A 5% strengthening in foreign currency against sterling would result in a gain of £1.3 billion (31 December 2011 - £1.3 billion) in equity, while a 5% weakening would result in a loss of £1.1 billion (31 December 2011 - £1.2 billion) in equity.

•	In 2012, the Group recorded a loss through other comprehensive income of £0.9 billion due to the strengthening of sterling against the US dollar and the euro.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 February 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary